June 4, 2007
VIA EDGAR
Securities and Exchange Commission
Mail Stop 6010
100 F. Street, N.E.
Washington, DC 20549

Attention:	Russell Mancuso Branch Chief

Re:	TopSpin Medical, Inc. Amendment No. 3 to Registration Statement on Form SB-2 File No. 333-142242
Dear Mr. Mancuso:
     On behalf of TopSpin Medical, Inc. (the “Company”), in connection with Amendment No. 3 to the Company’s Registration Statement on Form SB-2 (the “Registration Statement”), we are hereby responding to comments provided by the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 1, 2007.
Critical Accounting Policies, page 61
1.	Please refer to your addition in this section and the similar disclosure on page F-42. Because neither the SEC nor its staff has provided you with an estimate of the probability of listing your securities, please revise to remove the implication to the contrary. Also please file the consent of your legal advisor to your reference to its estimate.
     In response to your comment, the disclosures have been revised to clarify that the estimates were based upon correspondence with the TASE and on discussions with the Company’s advisors and consultants regarding the status of the listing process at each reporting period.
Series A Convertible Bonds, page 72
2.	We note your response to prior comment 8. We have not made any determination at this time regarding whether the transaction that you are renegotiating will be consistent with Commission rules, and we note as an example the issues raised by the “repayment fund” that you continue to mention in your disclosure.

     We thank you for your comment and we look forward to discussing the matter with the staff.
Exhibit 5.1
3.	We note the revisions in response to prior comment 11. Please file an opinion that also addresses whether the units will be, when sold, binding obligations of the Company.
     In response to your comment, Exhibit 5.1 has been revised to note that the Units, when sold, will be binding obligations of the Company.
4.	We note the statement in the opinion that “the Units, including the shares of Common Stock underlying the Units, have been duly authorized, and when issued and sold as described in the Registration Statement, will be legally issued, fully paid and non-assessable.” Rather than combining the conclusions regarding the units and underlying common stock, please file an opinion that addresses those securities separately.
     In response to your comment, Exhibit 5.1 has been revised to note that “(ii) the Units have been duly authorized, and when issued and sold as described in the Registration Statement, will be legally issued, fully paid and non-assessable and will be binding obligations of the Company, (iii) the shares of Common Stock have been duly authorized, and when issued and sold as described in the Registration Statement, will be legally issued, fully paid and non-assessable....”
Exhibits 8.1 and 8.2
5.	Please file the consent of counsel that issued the opinion filed as Exhibit 8.1.
     In response to your comment, the consent of counsel has been included in Exhibit 8.1.
6.	We note your response to prior comment 12 regarding the condition related to due execution and delivery of documents. If the language is intended to apply solely to the stock and warrant certificates to be issued for securities to be sold in this offering, please file an opinion that limits the condition specifically to those documents. Otherwise, we reissue the last sentence of prior comment 12.
     In response to your comment, the language in Exhibits 8.1 and 8.2 has been revised to note that “Subject to the foregoing, upon due execution and delivery of Common Stock certificates, Series 3 Warrant certificates and a written subscription. . . .” The language regarding due execution and delivery of documents has been removed.

7.	We note your response to prior comment 13; however, because your disclosure purports to be the material tax consequences, the exhibit you file should be counsel’s opinion of the material tax consequences. The exhibit may not solely be an opinion regarding the accuracy of the disclosure. Also, the opinions continue to be limited to consequences to a holder of the units, rather than the consequences to an investor in each security in this offering. Therefore, we reissue prior comment 13.
     The disclosure included in the Registration Statement is only a discussion of potential future material federal tax consequences of transactions that the investor may enter into in the future. This is different from a discussion that addresses the tax consequences of the transaction that is the subject of the registration statement. For example, if the statement were being filed with respect to a merger, it would be appropriate for counsel to opine as to the tax free nature of the transaction. The purchase of the common stock and the warrants is not itself an event that gives rise to the potential for taxation. There are facts and circumstances associated with the future resale of the securities which may be peculiar to a holder and which would control the tax consequence to such holder. Tax counsel can simply not give an opinion that the discussion includes all of the material federal tax consequences associated with future sales of the securities for all investors..
     In response to your comment, however, we have added language to the disclosure to provide that, subject to certain enumerated items, it is our opinion that the legal conclusions as to the material federal tax consequences addressed are correct in all material respects. In addition, the language of both the opinions in Exhibits 8.1 and 8.2 and the tax disclosure contained in the Registration Statement have been clarified as applicable only to an investor in the common stock and warrants registered pursuant to the Registration Statement.
8.	We note your response to prior comment 16. However, counsel’s position given the revisions regarding the allocation of the purchase price on page 78 and the uncertainty on page 80 is still unclear. We reissue the three bullets of prior comment 16. Also, revise the disclosure to clarify the degree of uncertainty and add appropriate risk factors.
     In response to your comment, the disclosure on page 78 has been clarified to note that it is more likely than not that the purchase price will be allocated in the manner described and if the IRS successfully challenges such allocation, the investor may have overstated or understated the investor’s income. We have also added disclosure on page 80 to note that we believe that it is likely that the warrants will be treated like stock for estate tax purposes and if a warrant holder does not include the warrants in his gross estate then he may be exposed to penalties for the underpayment of tax.

     We do not believe, however, that the revision of risk factor disclosure in the of the Registration Statement section entitled “Risk Factors” would be appropriate. We consider the risk that the IRS would not allocate the purchase price in the manner described as minimal and therefore it is not a significant factor that makes the offering speculative or risky as provided in Item 503(c).
     We thank you for your timely review of the Registration Statement and the previous amendments to the Registration Statement. As the Company has requested acceleration of the effective time of the Registration Statement for June 4, 2007 at 9:30 a.m., the Company respectfully requests any comments that the staff may have as to the proposed disclosure revisions described above as soon as possible. Please direct any questions to the undersigned at 202.220.1454 or Lauren Dougherty, Esq. at 202.220.1209.

Respectfully submitted,
/s/ Robert B. Murphy
Robert B. Murphy, Esq.